[redacted]Dow Jones
ustainability Indexes
ember 2008/09

File No. 82-3841

Tabcorp
the bigger better game

9 September 2008

Tabcorp rated a world leader in responsible gambling...again

Tabcorp Holdings Limited has again been recognised as the global leader in the gambling industry and a world leader in responsible gambling, according to the respected Dow Jones Sustainability Index for 2008/09.

The company achieved an overall score of 77 per cent in the latest Dow Jones Sustainability Index (DJSI), up five per cent on last year, to be the best in the world gambling sector for the second year in a row.

Tabcorp was also recognised as a world leader in responsible gambling, gaining a 100 per cent score for the promotion of responsible gambling.

Tabcorp is one of only 19 Australian companies included in the DJSI, which comprises 320 companies from around the world. The DJSI tracks the performance of the leading sustainability-driven companies and they are assessed on long-term sustainability criteria covering governance, workplace, environmental, social and risk areas.

Tabcorp was judged to be an industry leader in 10 of the 16 key assessment areas used in the DJSI including promoting responsible gambling; corporate governance; environmental policy/management systems; operational eco-efficiency; codes of conduct, compliance, corruption, bribery; innovation management; risk and crisis management; labour practice indicators and anti money laundering/crime prevention policies.

The company's improved DJSI score puts it only three percentage points behind Air France-KLM, the global leader in the larger travel and leisure 'super-sector' category.

Chief Executive Officer Elmer Funke Kupper: "Tabcorp is a world leader in the responsible service of gambling and is strongly committed to delivering the highest levels of probity and transparency in our businesses.

"Responsible gambling is one of the most important components of our strategy to put customers first in everything that we do," he said. "The recognition from the Dow Jones Sustainability Index reflects the commitment that we place on responsible gambling measures across the company."

Tabcorp has played a major role in introducing responsible gambling measures in Victoria, New South Wales and Queensland. The company has a Responsible Gambling Code of Practice which sets common standards for the delivery of gambling products across the Group's operations and venues.

Tabcorp's world ranking follows previous recognition for global leadership in the DJSI since 2001.

For further information contact:
Bruce Tobin
Group General Manager Corporate Affairs 03 9868 2508

dw 9/25

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Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

www.tabcorp.com.au